EX-77.(D)

                 Policies with Respect to Security Investments

Effective November 1, 2006, the strategies for ING VP Intermediate Bond Portfolio was amended to allow the Portfolio to invest in other investment companies in order to permit the Portfolio to invest end-of-day cash balances into affiliated ING money market funds, including ING Institutional Prime Money Market Fund.